Mail Stop 3561

November 1, 2007

Via US Mail and Facsimile

Mr. Graham Staley
Chief Financial Officer
Companhia de bebidas das Americas – AmBev
Rua Dr. Renato Paes de Barros, 1017, 4 ander
04530-001 Sao Paulo, SP, Brazil

> **Re:** **Companhia de bebidas das Americas – AmBev**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed July 9, 2007**
> **File No. 001-15194**

Dear Mr. Staley:

We have reviewed your response dated October 29, 2007 to our previous letter and have no additional comments. Please amend your Form 20-F for the fiscal year ended December 31, 2005 and your Form 20-F for the fiscal year ended December 31, 2006. After we review the amendments, we may raise additional comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief